Cheetah Mobile Inc.
Hui Tong Times Square
No. 8, Yaojiayuan South Road
Chaoyang District, Beijing 100123
People’s Republic of China

October 17, 2016

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Eiko Yaoita Pyles, Staff Accountant

Melissa Kindelan, Staff Accountant

Gabriel Eckstein, Attorney-Advisor

Katherine Wray, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc.
Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 Form 20-F”)
Filed April 22, 2016 (File No. 000-36427)

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated October 3, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 20-F.  The “Company” as used in this letter refers to Cheetah Mobile Inc., its subsidiaries and, in the context of describing its operations and consolidated financial data, its variable interest entities and the subsidiary of a variable interest entity.  The comments are repeated below and followed by the response thereto.  Capitalized terms used but not defined herein have the meanings set forth in the 2015 Form 20-F.

Notes to the Consolidated Financial Statements

Note 14. Geographical Information, page F-47

1.                                      Given the limitations you describe in your response to prior comment 1 in quantifying revenue generated from countries outside of the PRC, tell us your consideration for disclosing qualitative information about the non-PRC revenue. In this regard, it appears from your response that the majority of your non-PRC revenue was generated from businesses that primarily operate in the United States. Tell us you consideration for disclosing this in an effort to meet the objectives in ASC 280-10 regarding the different economic environments in which you operate.

In response to the Staff’s comment, the Company will disclose in its next annual report on Form 20-F that in the fiscal year 2015, the majority of its non-PRC revenue was generated from businesses that primarily operate in the United States, such as Facebook, which was the Company’s largest customer in 2015 and contributed 29% of the Company’s total revenues for 2015.  The Company will also consider providing qualitative disclosure about the geographic breakdown of its non-PRC revenue for other periods in future Form 20-F filings, to the extent material.

Item 19. Exhibits, page 147

2.                                      It is unclear from the information provided in response to prior comment 2 how you concluded that the master agreement setting forth the standard terms with Customer E is not required to be filed as a material contract pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, when your contracts with this customer made pursuant to the standard terms accounted for 29% of your total revenues for fiscal 2015. In this regard, we note from your response that the standard terms set forth the “general calculation of fees,” which would appear to relate to material obligations of the customer. Based on the amount of revenues derived from Customer E, it continues to appear that you may be substantially dependent on this agreement. Please provide further support for the contention that you are not substantially dependent on the master agreement, or confirm that you will file a copy of the agreement with your next Form 20-F. In addition, in future filings to the extent applicable, please consider clearly identifying Customer E and any other customers that account for such a significant percentage of your revenues and disclosing the amount of revenues attributable to each such customer.

In response to the Staff’s comment, the Company confirms that it will file the master agreement with Customer E (i.e., Facebook) as an exhibit to its annual report on Form 20-F for the fiscal year ended December 31, 2016.  In addition, in response to the Staff’s comment, the Company will consider identifying customers that account for a significant percentage of its revenues and disclosing the amount of revenues attributable to each such customer in its future filings to the extent applicable.

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If you have any additional questions or comments regarding the 2015 Form 20-F, please contact the undersigned at +86-10 6292-7779 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ Ka Wai Andy Yeung
Ka Wai Andy Yeung
Chief Financial Officer

cc:	Sheng Fu, Chief Executive Officer and Director, Cheetah Mobile Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
King Li, Partner, Ernst & Young Hua Ming LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP